MAGICJACK VOCALTEC LTD.
12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

November 8, 2011

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  magicJack VocalTec Ltd.
Form 20-F
Filed April 27, 2011
Response dated October 6, 2011
File No. 000-27648

Dear Mr. Spirgel,

Set forth below are the responses of magicJack VocalTec Ltd.  (“we,” “our,” or the “Company”) to the Securities and Exchange Commission Staff’s comment letter dated November 7, 2011 addressed to Daniel Borislow, President and Chief Executive Officer of the Company, concerning the above referenced filing. For ease of reference, we have included the text for each of the Staff’s comments in bold-face type below, followed by our response thereto.

Form 20-F for the fiscal year ended December 31, 2010
Item 5. Operating and Financial Review and Prospects
Significant Accounting Policies

Sales Return Policy, page 26

1.
We note your response to prior comment two from our letter dated September 29, 2011. It is still unclear to us how the activation process for a unit sold through a retailer is processed. Tell us how you determine that a unit is eligible for activation. Describe in detail the activation process. Further tell us if these units sold at the retail level would ever expire or have some other technological limitation.

We note from previous responses that you have determined that allowing for 30 days for the inventory to be sold at the retail level is appropriate for starting the period over which you recognize revenue. Tell us how you have determined that this period is appropriate considering possible timing issues. For instance a customer could buy a unit and wait more than 30 days before activating the unit.

Tell us how you have determined that using your replenishment process is appropriate. In the development of your policy, tell us in detail how you considered scenarios where a retailer could lose or destroy units that you have shipped to them that have never been activated, or the retailer could have slow moving inventory. Tell us in details how this policy complies with ASC 605-10-S99.

Response: We will be providing a detailed response for question 1 above in the next few days.

2.
Please confirm to us that you record revenue on the amount of the units sold to the retailer and not on the amount that the retailer sells the units to the end customer.

Response: We confirm that we record revenue on the amount of the units we sell to the retailer and not on the amount of the units the retailer sells to the end customer.

Telephony Services Revenue, page 26

3.
We note your response to prior comment three from our letter dated September 29, 2011. Tell us if you have collected any of these revenues at the previous tariff amount and at the revised tariff amount. Tell us if you bill at the full revised tariff amount, and if so, why you believe it is appropriate. In your response discuss how you have determined that collectability is reasonably assured in regards to these revenues.

Response: We have collected revenue under our previous tariff and are currently collecting revenue under the new tariff. The rates have not changed for the most part, but different non revenue components changed. It is appropriate to bill at the full revised tariff amount because there were no objections to our tariff changes per the Federal Communications Commission (the “FCC”) tariff revision process, which allows for a 14-day notice to carriers before being deemed lawful. Therefore the tariff is lawful and collectible under FCC rules and regulations.

Certain large long-distance carriers are withholding part or all of the payments due to us and other carriers who use VOIP based on the respective tariff billings. We and other carriers have instituted legal action in Federal Court against these large long-distance carriers to enforce collection of unpaid amounts. Further, in October 2011, the FCC announced the framework for intercarrier compensation that reinforces carriers using VOIP are entitled to bill and collect access charges. We believe that history of findings in similar cases by the various courts are in our favor and that we will ultimately collect revenue based on tariff amounts, settlements, or both. We have and currently provide for allowances for the adjustments which we believe will be made on ultimate collection of our revenues with these other carriers. We report revenue net of the allowance for such adjustments.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that we will comply with the comments of the Commission in all of our future filings with the Commission. Please contact the undersigned with any questions regarding these responses.

Truly yours, /s/ Daniel Borislow President and Chief Executive Officer